Exhibit (a)(5)(Z)

News Release

CONTACT:

Blaine Davis

(610) 459-7158

For Immediate Release

Endo Pharmaceuticals Announces Successful Completion of Tender Offer for Indevus

Pharmaceuticals

Chadds Ford, PA – March 19, 2009 – Endo Pharmaceuticals (NASDAQ: ENDP) today announced the successful completion of the tender offer by its wholly owned subsidiary, BTB Purchaser Inc., for all of the outstanding shares of common stock of Indevus Pharmaceuticals, Inc. (NASDAQ: IDEV). American Stock Transfer & Trust Company, the depositary for the tender offer, has advised Endo that, as of 5 p.m., New York City time, on March 18, 2009, the expiration of the subsequent offering period, approximately 70,856,245 shares were validly tendered in the tender offer, representing approximately 89.155% of Indevus’ issued and outstanding shares. Endo has accepted for payment and promptly paid for all shares validly tendered during the subsequent offering period.

Endo also announced that, to complete the acquisition of 100% of the common stock of Indevus, Endo will effect, without prior notice to, or any action by, any other Indevus stockholder, a short-form merger in which BTB will merge with and into Indevus, with Indevus surviving the merger and continuing as a wholly owned subsidiary of Endo. To that end, BTB has notified Indevus of its intent to exercise its option under the merger agreement to purchase newly issued Indevus shares in order to ensure ownership of at least 90% of the outstanding Indevus shares to complete the short-form merger. Pursuant to the top-up option, Indevus will issue to BTB 11,306,421 new shares of its common stock. In the merger, each of the remaining untendered shares of Indevus common stock (other than shares as to which appraisal rights are properly demanded and perfected under Delaware law, if any) will be converted into the right to receive the same $4.50 per Indevus share, in cash, and the non-transferable contractual right to receive up to an additional $3.00 per Indevus share in cash payable in the future upon achievement of certain regulatory and sales milestones as was paid to Indevus stockholders pursuant to the tender offer. The merger is expected to occur within the next several days and a subsequent press release will be issued at that time. Following the merger, Indevus’ common stock will cease to be traded on the NASDAQ Stock Market.

About Endo

Endo Pharmaceuticals is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. Its products include LIDODERM®, a topical patch to relieve the pain of postherpetic neuralgia; PERCOCET® and PERCODAN® tablets for the relief of moderate-to-moderately severe pain; FROVA® tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA® tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA® ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; and VOLTAREN® gel, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment. The company markets its branded pharmaceutical products to physicians in pain management, neurology, surgery, oncology, and primary care. More information, including this and past press releases of Endo Pharmaceuticals, is available at www.endo.com.